May 28, 2010

United States Securities and Exchange Commission

Mail Stop 3030

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Response to Comments on Mesa Laboratories, Inc.

Form 10-K for the fiscal year ended March 31, 2009 Dated February 25, 2010

Filed June 29, 2009

File No. 0-11740

Gentlemen and Ladies:

Form 10-Q for the Quarter Ended June 30, 2009

Exhibit 31

1.                                       You have asked for additional language including introductory language from paragraph 4 of management’s internal control report as well as the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K for our Form 10-Q’s for the quarters ending June 30, 2009, September 30, 2009 and December 31, 2009.  We have amended these filings to correct this error.

2.                                       5.  You have also noted that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the individual and replaces the term “report” with “quarterly report.”  You have requested that we refrain from using the titles at the beginning of the certification and use the term “report” in future filings. We have amended the filings for June 30, 2009, September 30, 2009 and December 31, 2009 to correct this error.

If you have any further questions or comments regarding the foregoing, please contact the undersigned.

Best regards,

/s/ Steven W. Peterson
Steven W. Peterson
Vice President of Finance and CFO
Mesa Laboratories, Inc.
303-987-8000 X105